CUSIP No. 141410 20 9                                         Page 1 of 8 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                              Cardiac Science, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   141410 20 9
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker               John C. MacMurray, Esq.
Domain Associates, L.L.C.              Reboul, MacMurray, Hewitt,
One Palmer Square                    Maynard & Kristol
Princeton, New Jersey 08452          45 Rockefeller Plaza
Tel. (609) 683-5656                  New York, New York  10111
                                     Tel. (212) 841-5700
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 13, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 141410 20 9                                         Page 2 of 8 Pages



1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                    IV, L.P.
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                            (a) [x]
     if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                          WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                          Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting   5,969,169 shares of
Shares Beneficially                      Power            Common Stock
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting
                                            Power         -0-
                                    -------------------------------------------
                                    9)   Sole Disposi- 5,969,169 shares of
                                         tive Power       Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power   -0-
                                    -------------------------------------------
11)  Aggregate Amount Beneficially                     5,969,169 shares of
     Owned by Each Reporting Person                        Common Stock

----------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
----------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       18.7%
     Amount in Row (11)
----------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 141410 20 9                                     Page 3 of 8 Pages



1)   Name of Reporting Person                 DP IV Associates,
     I.R.S. Identification                    L.P.
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                            (a) [x]
     if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                          WC
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                          Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting    141,942 shares of
Shares Beneficially                      Power            Common Stock
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting
                                            Power         -0-
                                    -------------------------------------------
                                    9)   Sole Disposi-  141,942 shares of
                                         tive Power       Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power   -0-
                                    -------------------------------------------
11)  Aggregate Amount Beneficially                      141,942 shares of
     Owned by Each Reporting Person                       Common Stock
-------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       0.4%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                               PN

CUSIP No. 141410 20 9                                         Page 4 of 8 Pages




1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                    III, L.P.
     No. of Above Person
     (If an Entity)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                            (a) [x]
     if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Source of Funds                          Not Applicable
-------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                          Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting    798,071 shares of
Shares Beneficially                         Power         Common Stock
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting
                                            Power         -0-
                                    -------------------------------------------
                                    9)   Sole Disposi-  798,071 shares of
                                         tive Power       Common Stock
                                    -------------------------------------------
                                    10)  Shared Dis-
                                         positive Power   -0-
                                    -------------------------------------------
11)  Aggregate Amount Beneficially                      798,071 shares of
     Owned by Each Reporting Person                        Common Stock
-------------------------------------------------------------------------------

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
-------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                       2.5%
     Amount in Row (11)
-------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                            PN

CUSIP No. 141410 20 9                                     Page 5 of 8 Pages



1)      Name of Reporting Person                 DP III Associates,
        I.R.S. Identification                    L.P.
        No. of Above Person
        (If an Entity)
-------------------------------------------------------------------------------
2)      Check the Appropriate Box                         (a) [x]
        if a Member of a Group                            (b) [ ]
-------------------------------------------------------------------------------
3)      SEC Use Only
-------------------------------------------------------------------------------
4)      Source of Funds                            Not Applicable
-------------------------------------------------------------------------------
5)      Check if Disclosure of
        Legal Proceedings is                       Not Applicable
        Required Pursuant to
        Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)      Citizenship or Place
        of Organization                             Delaware
-------------------------------------------------------------------------------
Number of                           7)  Sole Voting     21,285 shares of
Shares Beneficially                     Power           Common Stock
Owned by Each
Reporting Person
With
-------------------------------------------------------------------------------
                                    8)  Shared Voting
                                        Power                -0-
-------------------------------------------------------------------------------

                                    9)  Sole Disposi-   21,285 shares of
                                        tive Power      Common Stock
-------------------------------------------------------------------------------

                                    10)  Shared Dis-
                                         positive Power       -0-
-------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially                   21,285 shares of
        Owned by Each Reporting Person                    Common Stock
-------------------------------------------------------------------------------
12)     Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares
-------------------------------------------------------------------------------
13)     Percent of Class
        Represented by                                  less than 0.1%
        Amount in Row (11)
-------------------------------------------------------------------------------
14)     Type of Reporting
        Person                                            PN

CUSIP No. 141410 20 9                                     Page 6 of 8 Pages


                         Amendment No. 1 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2000 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

                 The Schedule 13D is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following thereto:

          This statement relates to the acquisitions by DP IV and DP IV A on September 13, 2001 and September 24, 2001 of an aggregate 5,000,000 shares of Common Stock (the "September 2001 Shares") pursuant to a Subscription Agreement with the Issuer (the "Subscription Agreement"). The Form of Subscription
Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. The purchase price was $2.00 per Share, and the source of such funds was the working capital, or funds available for investment, of DP IV and DP IV A.

Item 5. Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 31,962,787 shares of Common Stock represented by the Issuer to be outstanding as of September 26, 2001:

          (a)

          DP III

          DP III owns 798,071 shares of Common Stock, or approximately 2.5% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A

          DP III A owns 21,285 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may be deemed to beneficially own the shares of Common Stock owned by DP III A.

          DP IV

          DP IV owns 5,969,169 shares of Common Stock, or approximately 18.7% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

CUSIP No. 141410 20 9                                     Page 7 of 8 Pages


          DP IV A

          DP IV A owns 141,942 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          (b) The general partners of OPSA III and managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP III, DP III A, DP IV and DP IV A. Each of the general partners of OPSA III and managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a general partner of OPSA III and/or managing member of DP IV A, in the Common Stock owned by DP III, DP III A, DP IV and/or DP IV A.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 of the Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III, DP III A, DP IV or DP IV A.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

          Pursuant to the Subscription Agreement, the Issuer has agreed to file a registration statement on Form S-3 covering the resale of the September 2001 Shares within 45 days from the date of the second closing, as defined in therein, and to grant certain "piggy back" registration rights with respect to such shares.

Item 7. Material to be Filed as Exhibits.

         Exhibit A - Subscription Agreement

CUSIP No. 141410 20 9                                     Page 8 of 8 Pages



                                    Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2001


                                            DOMAIN PARTNERS III, L.P.
                                            By:  One Palmer Square Associates
                                            III, L.P., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ------------------------------
                                                   General Partner


                                            DP III ASSOCIATES, L.P.
                                            By:  One Palmer Square Associates
                                            III, L.P., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ------------------------------
                                                   General Partner

                                            DOMAIN PARTNERS IV, L.P.
                                            By:  One Palmer Square Associates
                                            IV, L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ------------------------------
                                                   Managing Member


                                            DP IV ASSOCIATES, L.P.
                                            By:  One Palmer Square Associates
                                            IV, L.L.C., General Partner

                                            By /s/ Kathleen K. Schoemaker
                                               ------------------------------
                                                   Managing Member